UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of July 2020

Commission File Number 001-35754

Infosys Limited

(Exact name of Registrant as specified in its charter)

Not Applicable.

(Translation of Registrant's name into English)

Electronics City, Hosur Road, Bengaluru - 560 100, Karnataka, India. +91-80-2852-0261

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TABLE OF CONTENTS

SALE OF SHARES BY PROMOTER GROUP INDEX TO EXHIBITS

SALE OF SHARES BY PROMOTER GROUP

Infosys Limited (“Infosys” or the “Company”) hereby furnishes to the United States Securities and Exchange Commission this Report on Form 6-K regarding the market sale of Equity shares made by Promoter and Promoter group.

Pursuant to Regulation 7(2) Securities Exchange Board of India (Prohibition of Insider Trading) Regulations, 2015, every promoter, designated person and director of the Company shall disclose to the Company the number of such securities acquired or disposed of within 2 trading days of such transaction if the value of transaction(s) over any calendar quarter aggregates to excess of INR 10 lakhs and every Company shall notify the particulars of such transaction[s] to the National Stock Exchange and Bombay Stock Exchange (“Stock Exchanges”) within 2 trading days of receipt of such disclosure or being aware of such information.

In compliance with the foregoing, the Company has disclosed the details of Securities disposed by certain Promoter Group by way of market sale to the Stock Exchanges. Further, pursuant to SEC regulations, we hereby submit the following information pertaining to the securities disposed by certain Promoter group of the Company as below:

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Infosys Limited

Date: July 28, 2020	Inderpreet Sawhney General Counsel and Chief Compliance Officer